UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________________________

FORM 11-K
______________________________________________________________

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-37875
________________________________________________________

A.Full title of the plan and address of plan, if different from that of the issuer named below:

FirstBank 401(k) Savings Plan & Trust

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FB Financial Corporation
211 Commerce Street, Suite 300
Nashville, TN 37201

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Committee, Plan Administrator, and Plan Participants of the FirstBank 401(k) Savings Plan and Trust
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of FirstBank 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, “the financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HORNE LLP

We have served as the Plan's auditor since 2020.

Memphis, Tennessee
June 23, 2022

FirstBank 401(k) Savings Plan & Trust
Statements of Net Assets Available for Benefits
As of December 31, 2021 and 2020

	2021	2020
Assets
Cash	$139,902	$87,804
Investments at fair value:
Mutual funds	102,340,907	81,921,081
FB Financial Corporation common stock	585,455	389,943
Total investments	102,926,362	82,311,024

Receivables:
Notes receivable from participants	44,979	78,986
Employer contributions	105,159	101,650
Participant contributions	270,459	270,070
	420,597	450,706

Net assets available for benefits	$103,486,861	$82,849,534

See accompanying notes to the financial statements.

FirstBank 401(k) Savings Plan & Trust
Statement of Changes in Net Assets Available for Benefits
For the years ended December 31, 2021 and 2020

	2021	2020
Additions
Investment income
Net appreciation in fair value of investments	$11,583,304	$10,293,531
Interest and dividends	1,250,968	1,139,787
Total investment income	12,834,272	11,433,318

Interest income on notes receivable from participants	3,497	3,591

Contributions
Participants	10,923,129	8,376,361
Employer	3,961,209	2,992,485
Rollovers	2,012,386	4,304,681
Total contributions	16,896,724	15,673,527
Total additions	29,734,493	27,110,436

Deductions
Benefits paid to participants	8,867,174	5,751,645
Administrative expenses	229,992	231,655
Total deductions	9,097,166	5,983,300
Net increase	20,637,327	21,127,136

Transfers from other qualified plans	—	290,651

Net assets available for benefits, beginning of year	82,849,534	61,431,747
Net assets available for benefits, end of year	$103,486,861	$82,849,534

See accompanying notes to the financial statements.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2021 and 2020
Note 1. Description of the Plan
The following description of the FirstBank 401(k) Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.
As used in this report, references to “we,” “our,” “us,” “FB Financial,” or “the Company” refer to FB Financial Corporation, a Tennessee corporation, and our wholly owned banking subsidiary, FirstBank, a Tennessee state-chartered bank, unless otherwise indicated or the context otherwise requires. References to “Bank” or “FirstBank” refer to FirstBank, our wholly owned banking subsidiary.
General:
The Plan is a defined contribution plan covering substantially all employees of FB Financial Corporation (the "Plan Sponsor") who have completed 90 days of full-time service or 12 months of part-time service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan assets are held in trust by State Street Bank and Trust Company (the “Trustee”).
Plan amendments:
Effective February 14, 2020, the Company completed its acquisition of FNB Financial Corp. and its wholly owned subsidiary, Farmers National Bank of Scottsville (collectively, "Farmers National"). Following the acquisition, Farmers National was merged into the Company with the Company continuing as the surviving entity.
Effective August 15, 2020, the Company completed its merger with Franklin Financial Network, Inc. and its wholly owned subsidiaries, including its bank subsidiary Franklin Synergy Bank (collectively “Franklin”), with the Company continuing as the surviving entity.
Following consummation of both 2020 acquisitions, the Farmers National Bank Employee Savings Plan and the Franklin Financial Network 401(k) Plan were terminated and the employees of the acquired entities could make a withdrawal or rollover their accounts into the FirstBank 401(k) Savings Plan and Trust or any qualified plan. In connection with the acquisitions, the Plan was amended after each transaction to recognize prior service with Farmers National and Franklin for purposes of eligibility and vesting.
There were no significant plan amendments during the year ended December 31, 2021.
Contributions:
Each year, participants may contribute pre-tax and/or Roth amounts up to the limitations set forth in the Internal Revenue Code (“IRC”), as defined in the Plan. Additionally, participants who have attained the age of 50 before the end of the plan year are also eligible to make catch-up contributions up to the limitations set forth in the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate initially set at three percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The Company makes matching contributions on a payroll basis in the amount of 50 percent on the first six percent of eligible compensation, as defined, that individual participants contribute to the Plan.
Participant accounts:
Each participant’s account is credited with the participant’s contributions, Company matching contributions, and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2021 and 2020
Note 1. Description of the Plan, Continued
Vesting:
Participants are vested immediately in their voluntary contributions plus earnings thereon. Vesting in the Plan Sponsor’s matching contribution portion of their accounts is based on years of continuous service. Vesting is on a ratable, three-year graduated basis, and participants are 100 percent vested after three years of credited service. In connection with the Company acquisitions closed in 2020, the Plan was amended after each purchase, to recognize prior service with Farmers National and Franklin for purposes of eligibility and vesting.
Notes receivable from participants:
As a result of the Company’s 2020 acquisitions previously described, participants that had both an account balance in their previous employer’s plan and an account that included a note receivable had these notes receivable transferred to the Plan. Participants had the option to rollover their loan or let it default and suffer the associated tax penalty. The loans are secured by the balance in the participant’s account and bear interest at 1% above the Prime Rate. At December 31, 2021, the Prime Rate was 3.25%. On December 31, 2021, the interest rate on all outstanding participant loans was from 5.25% to 6.50% with maturity dates ranging from August 2022 to December 2024. The interest rate is fixed for the life of the loan. Principal and interest is paid ratably through payroll deductions.
Payment of benefits:
On termination of service, a participant will receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount as provided by the Plan. Hardship distributions are permitted upon demonstration of financial hardship, as defined. All fully vested balances are available for distribution after the participant reaches the age of 59 1/2.
Forfeited accounts:
At December 31, 2021 and 2020, forfeited accounts totaled $86,361 and $67,855, respectively. These accounts are used to a) pay plan expenses, and b) to reduce future Plan Sponsor contributions. Plan expenses of $53,782 and $94,811 were paid from forfeited accounts for the years ended December 31, 2021 and 2020, respectively. Plan Sponsor contributions were reduced by $48 and $116,524 due to forfeited accounts for the years ended December 31, 2021 and 2020, respectively.
Note 2. Summary of Significant Accounting Policies
Basis of accounting:
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of estimates:
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Investment valuation and income recognition:
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2021 and 2020
Note 2. Summary of Significant Accounting Policies, Continued
Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020 related to these notes receivable.
Payment of benefits:
Benefits are recorded when paid.
Expenses:
Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor and are excluded from these financial statements. Fees related to the administration of distributions are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
Note 3. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs other than quoted prices that are observable for the asset or liability; and

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 or 2020.
Cash: Consists of both interest-bearing and non-interest bearing accounts held by the Trustee. Interest-bearing and non-interest bearing accounts are considered highly liquid with maturities of three months or less when purchased.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2021 and 2020
Note 3. Fair Value Measurements, Continued
FB Financial Corporation common stock: Valued at the closing price reported on the active market on which the security is traded.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	December 31, 2021
	Level 1	Level 2	Level 3	Total

Cash	$139,902	$—	$—	$139,902
Mutual funds	102,340,907	—	—	102,340,907
FB Financial Corporation common stock	585,455	—	—	585,455
	$103,066,264	$—	$—	$103,066,264

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Cash	$87,804	$—	$—	$87,804
Mutual funds	81,921,081	—	—	81,921,081
FB Financial Corporation common stock	389,943	—	—	389,943
	$82,398,828	$—	$—	$82,398,828

Note 4. Related-Party and Party in Interest Transactions
Participants have the ability to invest up to 20% of their respective plan accounts into the Plan Sponsor’s common stock. At December 31, 2021 and 2020, the Plan held 13,361 and 11,228 shares, respectively, of the Plan Sponsor’s common stock.
Certain Plan investments are managed by TransAmerica Retirement Solutions, LLC. TransAmerica Retirement Solutions, LLC is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party in interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to TransAmerica Retirement Solutions, LLC totaling $157,933 and $120,168 for the years ended December 31, 2021 and 2020, respectively, which were not covered by revenue sharing. The Plan Sponsor directly pays any other fees related to the Plan’s operations.
Note 5. Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.
Note 6. Tax Status
The Plan Sponsor has adopted the Plan based on a volume submitter plan document sponsored by TransAmerica Retirement Solutions, LLC. TransAmerica Retirement Solutions, LLC has received an opinion letter from the IRS dated June 30, 2020, that states that the form of the volume submitter plan is acceptable under Section 401 of the IRC. The Plan has been amended since the volume submitter plan received the opinion letter. The Plan Sponsor and the plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2021 and 2020
Note 6. Tax Status, continued
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021 and 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2021 statement of net assets available for benefits.

FirstBank 401(k) Savings Plan & Trust
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) EIN 62-1216058, Plan No. 001
As of December 31, 2021

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, and par or maturity value	Cost	Market value

	*State Street Bank & Trust Co.	Cash Reserve Account, interest-bearing		$139,902

	* FB Financial Corporation	FB Financial Corporation common stock	**	$585,455

	Allspring	Special Small Cap Value R6	**	$568,865
	American Funds	American Funds 2010 Trgt Date Retire R6	**	755,602
	American Funds	American Funds 2015 Trgt Date Retire R6	**	1,563,710
	American Funds	American Funds 2020 Trgt Date Retire R6	**	5,223,892
	American Funds	American Funds 2025 Trgt Date Retire R6	**	11,137,967
	American Funds	American Funds 2030 Trgt Date Retire R6	**	13,567,590
	American Funds	American Funds 2035 Trgt Date Retire R6	**	13,819,642
	American Funds	American Funds 2040 Trgt Date Retire R6	**	9,192,923
	American Funds	American Funds 2045 Trgt Date Retire R6	**	7,537,730
	American Funds	American Funds 2050 Trgt Date Retire R6	**	5,590,364
	American Funds	American Funds 2055 Trgt Date Retire R6	**	3,179,765
	American Funds	American Funds 2060 Trgt Date Retire R6	**	1,381,001
	American Funds	American Funds Balanced R6	**	539,244
	American Funds	American Funds Growth Fund of America R6	**	3,976,680
	American Funds	American Funds New Perspective R6	**	2,169,570
	American Funds	American Funds Washington Mutual R6	**	1,476,952
	Delaware Funds	Delaware Small Cap Val Instl	**	569,205
	Harbor	Harbor Small Cap Growth Retirement	**	1,593,831
	Lord Abbett	Lord Abbett High Yield R6	**	596,019
	MassMutual	MassMutual Select Mid Cap Growth I	**	946,561
	MFS	MFS Total Return Bond R6	**	284,998
	Schwab	Schwab Small Cap Index	**	1,070,099
	* Transamerica	Transamerica International Equity R6	**	709,031
	Vanguard	Vanguard 500 Index Adm	**	6,735,382
	Vanguard	Vanguard Federal Money Market	**	4,107,517
	Vanguard	Vanguard LifeStrategy Conservative Growth	**	35,350
	Vanguard	Vanguard LifeStrategy Growth	**	914,443
	Vanguard	Vanguard LifeStrategy Income	**	209,143
	Vanguard	Vanguard LifeStrategy Moderate Growth	**	373,388
	Vanguard	Vanguard Mid Cap Index Adm	**	1,892,639
	Vanguard	Vanguard Short Term Investment Grade Adm	**	621,804
				102,340,907

	*Notes receivable from participants (5.25% - 6.50%)			44,979

				$103,111,243

*	Indicates a party-in-interest to the Plan
**	Cost information omitted due to participant directed funds

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstBank 401(k) Savings Plan and Trust

/s/ Beth W. Sims
June 23, 2022	Beth W. Sims Chairman of the Retirement Committee of the Board of Directors

/s/ Michael M. Mettee
June 23, 2022	Michael M. Mettee Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Horne LLP